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              IBM CERTIFIES SAPIENS POLICY INSIGHT AS IAA COMPLIANT

               SAPIENS ALIGNS POLICY ADMINISTRATION SOLUTION WITH
                    IBM'S INSURANCE APPLICATION ARCHITECTURE

Research Triangle Park, N.C. May 5th, 2003 - Sapiens International Corporation (NASDAQ: SPNS), today announced IBM's Insurance Application Architecture (IAA) group certifies Sapiens' Policy INSIGHT solution. Policy INSIGHT leverages the IAA architecture, models and processes to enable insurance companies to implement effective business IT solutions in a cost efficient manner.

IBM's IAA standards offer a high degree of flexibility for processing various insurance products. Policy INSIGHT applies those standards to the property & casualty insurance market for both commercial and personal lines of business. IAA standards enable Policy INSIGHT to provide the common platform for multiple lines of business. Using such robust standards and models, organizations improve efficiency and reduce operational costs by leveraging common database structures and insurance constructs across all systems. IAA standards also reduce interface complexity to systems used by trading partners or other 3rd party services and products.

"Sapiens was an early adopter of IAA and we are delighted to certify Policy INSIGHT and add it to a growing list of IAA insurance application partners," said Ian Bowring, Global IAA Sales Manager. "An IBM business partner for many years, Sapiens is known to deliver flexible, proven solutions to the insurance industry. We look forward to working with Sapiens to bring their additional solutions under the IAA umbrella."

"Policy INSIGHT fills the vacuum in the insurance industry for proven, web-based and scalable solutions that matches IBM's application architecture standards," said Larry Goldberg, senior vice president, Sapiens Americas. "Policy INSIGHT and Sapiens' innovative rules-based technology provide both rapid solution deployment and customization capability--truly the `speed of buy and the power of build'."

ABOUT IBM'S INSURANCE APPLICATION ARCHITECTURE
The IBM Insurance Application Architecture (IAA) is a business model to help insurance companies better apply information technology to their business. IAA is commercialized as a Consulting and Services offering. IAA has been developed by IBM, together with over forty leading international insurance companies, to accommodate all lines of the insurance business irrespective of technical or organizational constraints. By using IAA, companies will benefit from higher quality systems that are more flexible to business change and that will have a longer life and lower maintenance costs.

ABOUT SAPIENS
Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

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FOR ADDITIONAL INFORMATION
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Rebecca Green
Padilla Speer Beardsley
Tel:  212-752-8338
e-Mail: rgreen@psbpr.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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